UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 001-12665
CUSIP Number: 008190

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:         March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
Part I – Registrant Information

Full Name of Registrant:	Affiliated Computer Services, Inc.
Former Name if Applicable:	N/A
Address of Principal Executive Office	2828 North Haskell Avenue
(Street and Number):

City, State and Zip Code:	Dallas, Texas 75204

Part II – Rules 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III – Narrative
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously announced, Affiliated Computer Services, Inc. (the “Company” or “ACS”) received a letter dated March 1, 2006 from the Securities and Exchange Commission (the “SEC”) informing the Company that the SEC had begun an informal investigation into stock option grants made by ACS from October 1998 through March 2005. The Company is cooperating with the SEC in connection with its investigation. In addition, ACS has also been named as a nominal defendant in three separate shareholder derivative suits filed in State District Court in Dallas, Texas and in the Chancery Court of Delaware (New Castle County). In each of those suits, certain ACS directors and a former officer have also been named as defendants. The suits allege breach of fiduciary duties and unjust enrichment related to certain stock option grants to certain officers during prior periods ranging from 1996 through 2002. The Texas suits also allege breach of fiduciary duties and unjust enrichment in connection with the Company’s purchase of vested stock options from its former chief executive officer in September 2005. ACS intends to vigorously defend the lawsuits.
     At the direction of the Company’s Board of Directors, in response to the informal SEC investigation noted above, ACS has commenced an internal investigation through its regular outside counsel into the Company’s historical stock option practices, including a review of the Company’s underlying option grant documentation and procedures. Due to the volume of data subject to this review, the Company is unable to complete and file by the prescribed due date its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 without unreasonable effort or expense. The Company is working diligently to file its Quarterly Report on Form 10-Q by the fifth calendar day following the required filing date as prescribed in Rule 12b-25, although the determination of the final amount of the non-cash stock-based compensation expense charge noted below and the related determination concerning whether a restatement of prior period financial statements will be necessary may result in the inability of the Company to meet this filing date.
     Historically, the Company has granted stock options principally utilizing a process whereby its compensation committee or special compensation committee, as applicable, would approve stock option grants through unanimous written consents with specified effective dates that generally preceded the date on which the consents had been executed by all members of the applicable compensation committee. In connection with option grants to senior executives, the historical practice was for the Company’s chairman, who during periods prior to September 2003 was also a member of the Company’s compensation committee, to engage, on a relatively contemporaneous basis with the effective date specified in the written consent, in individual telephonic discussions with each of the members of the applicable compensation committee, during which the committee member would indicate his approval of the option grants in question. In connection with significant acquisitions, the Company’s historical practice was for its Board of Directors (including members of the applicable compensation committee) to consider during board meetings convened for the purpose of approving an acquisition the proposed stock option component that would be designated to an acquisition target’s management team, with a unanimous written consent of the applicable compensation committee to follow at a later time with a specified effective date for the option grants in question.
     Based on its option grant procedures, the Company has historically considered the effective date specified in the written consents by the applicable compensation committee as the accounting measurement date for determining stock-based compensation expense under APB 25 and SFAS 123(R). However, the Company has determined, in consultation with its independent public accounting firm, that the proper accounting measurement date for stock option awards cannot precede the date on which the grants were approved through the execution of written consents or through a valid meeting of the applicable compensation committee. Notwithstanding the Company’s accounting determination noted above, the Company believes that (i) its historical written consent effective date process is permitted under the Company’s current and predecessor stock option plans and Delaware corporate law, (ii) the Company has consistently followed this process in prior accounting periods, and (iii) in many cases, the grants in question had been verbally discussed and approved by each of the members of the applicable compensation committee on a relatively contemporaneous basis with the specified effective date of those grants.
     Accordingly, based on the preliminary results of its review of the Company’s historical stock option practices, including its underlying option grant documentation and procedures, and the initial findings of its internal investigation (which is on-going and not complete as of the date of this filing), the Company has preliminarily determined that it will record a cumulative prior period non-cash stock-based compensation expense charge in an amount that is not presently anticipated to exceed approximately $40 million. This charge relates to certain of the option grants covering approximately 24 million common shares (after giving effect to forfeitures of option grants covering approximately 7 million common shares) by the Company subsequent to its initial public offering in 1994 and through December 31, 2005. During this same period, the Company recorded a cumulative pre-tax profit of approximately $3.5 billion. At this time, ACS is unable to determine the final amount of such adjustment or whether such adjustment will require a restatement of prior period financial statements or will be reflected in its third quarter 2006 results of operations. Such determinations will be made prior to the Company’s filing of its Form 10-Q for the third quarter ended March 31, 2006. The Company is also evaluating the impact of this matter on its internal control over financial reporting and related report thereon as of June 30, 2005 as well as its disclosure controls and procedures. In that regard, the Company intends to revise its stock option grant procedures so that all future grants are contemporaneously approved in formal meetings of the compensation committee.
     Notwithstanding the above-referenced accounting determination, based on the initial findings of its internal investigation (which is on-going and not complete as of the date of this filing), ACS does not believe that any director or officer of the Company has engaged in the intentional backdating of stock option grants in order to achieve a more advantageous exercise price.
Part IV – Other Information
     (1) Name and telephone number of person to contact in regard to this notification

Warren D. Edwards	(214)	841-8082
(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes           ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes           ☐ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Other than as described in the Company’s Form 8-K filed on April 27, 2006 and as discussed above, no such change is anticipated by the Company.
     Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the nature and scope of the Company’s pending internal investigation, expectations as to the completion of the investigation and timing of the filing of the Quarterly Report on Form 10-Q for the period ended March 31, 2006, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including as a result of additional actions and findings resulting from the continuing internal investigation and as a result of other risks set forth in the Company’s SEC reports, which are available at the SEC’s website at http://www.sec.gov. There can be no assurance concerning the results of the internal investigation or the timing of the filing of the Quarterly Report on Form 10-Q for the period ended March 31, 2006.

Affiliated Computer Services, Inc.
(Name of the Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2006	By:	/s/ Warren D. Edwards
Warren D. Edwards
Executive Vice President and
Chief Financial Officer